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                                   EXHIBIT 28





               Robert Fitzsimmons                             Embargo until
               602/ 207-5759                                  8:00 a.m. (E.D.T.)


                             THE FINOVA GROUP INC.

               ANNOUNCES AN INCREASE OF 43% IN EARNINGS PER SHARE

                             FOR 1995 FIRST QUARTER


PHOENIX, Arizona, April 18, 1995 -- The FINOVA Group Inc. (formerly known as GFC Financial Corporation) (NYSE:FNV) today reported net income of $22.4 million ($0.80 per common share) for the first quarter of 1995 compared to $11.4 million ($0.56 per common share) for the first quarter of 1994, a 96% increase in net income and a 43% increase in earnings per share. In the 1995 period, the Company's average outstanding shares were 37% higher than in the 1994 period.

         Sam Eichenfield, Chairman and Chief Executive Officer of FINOVA, said he was encouraged by the amount of new business added during the first quarter and the build up of the backlog of new business to just under $1 billion. During the first quarter, the Company generated $478 million of new loan and lease business (up 87% from 1994), as well as $381 million of factoring volume, almost double the 1994 level. This new business activity plus $117 million of assets acquired during the quarter resulted in net portfolio growth of $322 million or an annualized growth rate of 23%.

         Interest margins earned contributed significantly to the performance for the quarter but, as a percent of average earning assets, declined from 5.9% for the fourth quarter of 1994 to 5.7% for the first quarter of 1995. "This slight decline in interest margins earned is not indicative of any trend, but is relative more to the fact that growth of funds employed occurred late in the quarter without the full benefit of related interest margins earned on assets for the three month period", Mr. Eichenfield said. A substantial portion of the growth in funds





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employed during the quarter occurred in March.  As a result, the interest margin for the first quarter of 1995 includes only a fraction of the interest margin expected to be earned on the assets added during the quarter. While strong, interest margins for the quarter were expected to decline slightly from the 6% level reported for the full year 1994. In addition to the timing of new business, the expected margin decline resulted, in part, from the cost of interest rate hedging activities during the first quarter of 1995. The Company helped protect its margins on floating-rate transactions by hedging an additional $750 million of floating- rate debt to lock in the spread between the Company's lending and borrowing rates. With these agreements, the Company has protected its margins on $1.5 billion of floating-rate transactions (or approximately 50% of its floating-rate liabilities) during the respective hedge terms. Growth in interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses") in the 1995 period.

         The Company recorded a greater loss provision in 1995 due to the increased size of the portfolio. Reserves and accrued liabilities for possible credit losses at March 31, 1995 represented 2.0% of managed assets and 70.9% of nonearning assets.

         The higher operating expenses are primarily attributable to the additions of TriCon Capital, acquired on April 30, 1994, and Ambassador Factors, acquired on February 14, 1994, as well as to expenses incurred in connection with the higher volume of new business added during the quarter. The running rate of these expenses, measured as a percent of interest margins earned, was 47.2% (for the combined entities) in 1995, an increase over 44.5% in 1994. It should be noted that the ratio relative to operating expenses was also impacted by the fact that a full quarter's spread was not reflected for the volume of business added during the period.

         Income taxes were higher in the first quarter of 1995 due to an increase in income before income taxes and to a higher tax rate in effect during the first quarter of 1995 (40.3% in 1995 vs. 37.8% in 1994).

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products to small and medium sized businesses from $500,000 to $35 million. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

                                      ####





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                             THE FINOVA GROUP INC.
                         AND CONSOLIDATED SUBSIDIARIES
                         SUMMARY OF CONSOLIDATED INCOME
                                  (UNAUDITED)
                 (Dollars in Thousands, except per share data)


                                                                     Three Months Ended
                                                                          March 31,
                                                                ---------------------------
                                                                    1995           1994
                                                                ------------   ------------
Interest earned from financing transactions                     $    174,757   $     73,961
Interest expense                                                      84,524         33,133
Depreciation                                                          12,743          1,957
                                                                ------------   ------------
Interest margins earned                                               77,490         38,871
Provision for possible credit losses                                   6,400          3,250
Gains on sale of assets                                                2,980              3
Selling, administrative and other operating expenses                  36,575         17,303
                                                                ------------   ------------
Income before income taxes                                            37,495         18,321
Income taxes                                                          15,127          6,932
                                                                ------------   ------------
Net Income                                                      $     22,368   $     11,389
                                                                ============   ============

Earnings per common and equivalent share                        $       0.80   $       0.56
                                                                ============   ============

Dividends declared per common share                             $       0.20   $       0.18
                                                                ============   ============

Average outstanding common and equivalent shares                  27,894,000     20,362,000
                                                                ============   ============





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                             THE FINOVA GROUP INC.
        SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED) (1)
                             (Dollars in Thousands)

                                                                                            Year
                                                            Three Months Ended              Ended
                                                                  or at                     or at
                                                                March 31,                December 31,
                                                         1995              1994             1994
                                                      ----------        ----------       ------------
FINANCIAL DATA:
 Average funds employed (AFE) and
  securitizations (2)                                 $6,060,470        $3,059,227        $4,629,578
 Ending funds employed (EFE)                           5,989,461         3,271,882         5,667,644
 Securitizations (2)                                     210,448                             253,386
 Average earning assets (3)                            5,430,923         2,723,183         4,064,971
 Reserve and accrued liabilities (4) for
  possible credit losses                                 122,953            73,057           122,233
 Nonaccruing assets                                      173,493           122,707           168,761

 Total debt                                            4,847,273         2,510,590         4,573,354
 Stockholders' equity                                    787,197           511,451           770,252
 New business                                            477,791           254,701         1,799,331
 Backlog (includes lines of credit)                      955,656           486,242           764,326
 Factoring volume                                        381,294           130,749         1,129,936

 Write-offs                                                8,885             5,106            35,127
RATIOS:
 Write-offs (annualized) as a % of AFE and
   average securitizations (2)                              0.6%              0.7%              0.8%
 Nonaccruing assets as a % of EFE and
   securitizations (2)                                      2.8%              3.8%              2.9%
 Reserve and accrued liabilities (4) for possible
  credit losses as a % of:
   Ending funds employed and securitizations (2)            2.0%              2.2%              2.1%
   Nonaccruing assets                                      70.9%             59.5%             72.4%
 Interest margins earned (annualized) as a %
  of average earning assets (3)                             5.7%              5.7%              6.0%
 Selling, administrative and other operating
   expenses as a % of interest margins earned              47.2%             44.5%             46.2%

- ------------

(1) Includes financial results from Ambassador and TriCon subsequent to their acquisitions on February 14, 1994 and April 30, 1994, respectively.





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(2)   Securitizations are assets sold under securitization agreements and managed by the Company. Average contracts securitized were $232 million and $183 million for March 31, 1995 and December 31, 1994, respectively.
(3) Average earning assets equal AFE less average deferred taxes on leveraged leases ($227 million, $223 million and $225 million for March 31, 1995 and 1994 and December 31, 1994, respectively) and average nonaccruing assets ($171 million, $113 million and $157 million for March 31, 1995 and 1994 and December 31, 1994, respectively).
(4) Accrued liabilities of $13 million at March 31, 1995 and December 31, 1994 represent an allowance for estimated losses under certain recourse provisions of securitizations.





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